January 20, 2010

Via U.S. Mail and EDGAR

Mr. Craig D. Wilson

Sr. Asst. Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	FactSet Research Systems Inc.

Form 10-K for the Fiscal Year ended August 31, 2009

Filed October 30, 2009

File No. 001-11869

Dear Mr. Wilson:

On behalf of FactSet Research Systems Inc. (“FactSet” or the “Company”), please find below the Company’s responses to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) as set forth in the Staff’s comment letter dated January 6, 2010. For ease of reference, the headings and numbers of the responses correspond to the headings and numbers in the Staff’s comment letter. The Company has repeated the Staff’s comments in bold text preceding each response.

Please note that the Company filed its Quarterly Report on Form 10-Q for the period ending November 30, 2009 on January 8, 2010 and that such quarterly report incorporated the responses presented here, as applicable, to your comments.

Form 10-K for the Fiscal Year ended August 31, 2009

Item 1. Business

Third-Party Data Content, page 7

1.	We note your risk factor disclosure on page 13 that certain FactSet databases rely on a limited number of suppliers. Please tell us the relative importance of these databases to your operations and whether you have any long-term agreements with these data suppliers.

Response:

FactSet is a provider of global financial and economic information, including fundamental financial data on tens of thousands of companies worldwide. The Company combines hundreds of databases, including content regarding tens of thousands of companies and securities from major markets all over the globe, into a single online platform of information and analytics. Clients have access to the data and content found within these databases, which they can combine and utilize in nearly all of the Company’s applications. These databases are important to the Company’s operations because they provide its clients with key information such as company fundamentals, estimates, global equity ownership, M&A data, events and transcripts, earnings and other equity and fixed income data.

During fiscal 2009, the Company continued to expand its core competency and increased its proprietary content collection efforts in order to meet the needs of its clients. All of the Company’s proprietary data sets, across the entire spectrum of content, have been fully integrated into the new FactSet application.

However, not all of the global financial and economic data provided by the Company to investment professionals is proprietary. FactSet aggregates third-party content from more than 85 data suppliers, 100 news sources and over 140 exchanges. The Company integrates content from premier providers such as Thomson Reuters Inc., Standard & Poor’s Financial Services LLC, FTSE, IDC, Dow Jones & Company Inc., Northfield Information Services, Inc., MSCI Barra, APT, Global Insight Inc., Morningstar, Inc., Russell Investments and SIX Telekurs Ltd. The Company has entered into third-party content agreements with varying lengths from as long as five years to as short as on an ad-hoc basis. The agreements in some cases can be terminated on one year’s notice at predefined dates, in other cases on shorter notice. As disclosed on page 72 of the Company’s Form 10-K, no single vendor or data supplier represented 10% or more of FactSet’s total expenses in any fiscal year presented.

Certain data sets that FactSet relies on have a limited number of third-party suppliers. These data sets include (1) Equity Pricing from exchanges such as NASDAQ, (2) Global Exchange Indices, (3) S&P CUSIP distribution, (4) S&P Ratings, (5) Moody’s Investor Service Corporate Ratings and (6) Morningstar Fund Ratings. The data provided to FactSet clients from each of these databases is essential to the end user’s workflow and financial analysis. FactSet combines the data from these commercial databases into its own dedicated single online service, which the client accesses to perform their analysis.

The Company seeks to maintain contractual relationships with a minimum of two content providers for each type of financial data; however this is not possible for all types of data. As such, the Company believes it is important to convey to the reader of the financial statements the risk factor that future failure of one or more of its key data suppliers to deliver accurate or timely data could adversely affect the Company’s business.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 23

2.	We note your risk factor disclosure on page 12 that competitive pricing pressures may result in decreased sales volumes and price reductions, resulting in lower revenues. Please tell us the extent to which such competitive pricing pressure has had a material impact on your results of operations. Please note that your results of operations disclosure should address the extent to which increases or decreases in revenue and gross profit were attributable to changes in price. See Item 303(a)(3)(iii) of Regulation S-K.

Response:

Item 303(a)(3)(iii) requires that the Company explain any material changes in sales or revenues indicated in the consolidated financial statements. The Company must discuss the extent material changes are attributable to price increases, volume increases or the introduction of new products or services.

Competitive pricing pressures did not have a material impact on the Company’s results of operations during fiscal 2009 or in any other fiscal year presented. The Company believes the breadth and depth of its suite of products and applications offer benefits to its clients that are a competitive advantage, and as such, the Company did not experience material changes in sales volumes or price reductions due to competitive pricing pressures.

FactSet acknowledges the Staff’s comments and in future filings, to the extent in which increases or decreases in revenue or gross profit were attributable to changes in price, disclosure in accordance with Item 303(a)(3)(iii) of Regulation S-K will be made.

Critical Accounting Estimates

Valuation of Goodwill, page 34

3.	We note your determination that valuation of goodwill is a critical accounting estimate and there was no goodwill impairment in the fiscal years ended 2009, 2008, and 2007. In view of the judgments and uncertainties affecting the valuation of goodwill, we encourage you to assert and disclose in future filings under similar circumstances, if true, that material goodwill does not exist at reporting units that are at risk. Alternatively, where material goodwill is allocated to a reporting unit at risk you could assert that a material charge is unlikely even if step one was failed with clear disclosure supporting that rationale.

Response:

FactSet acknowledges the Staff’s comments regarding the Company’s valuation of goodwill and will assert and disclose in future filings that material goodwill does not exist at reporting units that are at risk, when applicable and true.

Please note that the Company included the following disclosure in its Quarterly Report on Form 10-Q for the period ending November 30, 2009, as filed on January 8, 2010:

“The Company performed an annual goodwill impairment test during the fourth quarter of fiscal years 2009, 2008, and 2007 and determined that there were no reporting units that were deemed at risk and there had been no impairment.”

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exchange Risk, page 40

4.	We note your disclosure that you expect to have a net foreign currency exposure of $101 million per year. However, it does not appear that you have provided quantitative information about this market risk under one of the three alternatives provided by Item 305 of Regulation S-K. Please tell us how you considered providing one of the three alternatives under Item 305(a) of Regulation S-K showing the effect of foreign currency exchange risk.

Response:

The Company provided an overview of the how FactSet is affected by foreign currency exchange risk and then referenced Note 5 to the consolidated financial statements. Within Note 5, the Company discloses the use of derivative financial instruments to manage foreign currency exchange risk. The following items were disclosed in Note 5:

Quantitative

-	Gross notional and fair value of all forward contracts segregated by currency hedged

-	Effective portion of the Company’s cash flow hedges
-	Components of other comprehensive income
-	Counterparty credit risk

Qualitative

-	Currencies in which FactSet conducts business in
-	The use of derivative instruments and why they are used
-	The length of time in which the foreign currency forward contracts are designed for

The Company also disclosed the foreign exchange exposure by currency on page 29 of the Management’s Discussion and Analysis of Financial Condition and Results of Operations. The following chart was included depicting total revenues and expenses denominated in foreign currency.

	Annualized Foreign Currency Exposure
(In thousands)	Revenues	Expenses	Net Exposure
Euro	$2,331	$37,417	$(35,086)
British Pound Sterling	3,282	50,704	(47,422)
Japanese Yen	12,599	9,378	3,221
Other	—	21,721	(21,721)

Total	$18,212	$119,220	$(101,008)

FactSet acknowledges the Staff’s comment and considered the disclosure requirements under Item 305(a) of Regulation S-K. The Company performed a sensitivity analysis as of August 31, 2009 using a modeling technique that measured the changes in the fair values arising from a hypothetical 10% adverse movement in the levels of foreign currency exchange rates relative to the U.S. dollar with all other variables held constant. The analysis covered all of the Company’s foreign currency forward contracts. The sensitivity analysis indicated that if the U.S. dollar had been 10% weaker at August 31, 2009, the fair value of all outstanding foreign currency forward contracts would have increased $2.7 million, which would have had an immaterial impact on our fiscal 2009 results. In addition, such a change in fair value of our financial instruments would be substantially offset by gains from the settlement of the underlying positions hedged.

Through reference to Note 5 of the consolidated financial statements and additional disclosure of foreign currency exchange exposure in Management’s Discussion and Analysis, the Company believes it conveyed to the reader of the financial statements the use of derivative financial instruments to manage foreign currency exchange risk. In response to the Staff’s comments regarding quantitative disclosures about foreign currency exchange risk, the Company will also disclose the foreign currency exchange risk sensitivity analysis in all future filings, beginning with its second quarter fiscal 2010 Form 10-Q. An example of the sensitivity analysis disclosure to be included in future filings under Item 7A (for annual reports) and under Item 3A (for quarterly reports) is as follows:

“We conduct business outside the U.S. in several currencies including the British Pound Sterling, Euro, Japanese Yen and Indian Rupee. The financial statements of these foreign subsidiaries are translated into U.S. dollars using period-end rates of exchange for assets and liabilities and average rates for the period for revenues and expenses. Our non-U.S. dollar denominated revenues expected to be recognized over the next twelve months are estimated to be $X million while our non-U.S. dollar denominated expenses are $X million, which translates into a net foreign currency exposure of $X million per year. To manage the exposures related to the effects of foreign exchange rate fluctuations, we utilize derivative instruments

(foreign currency forward contracts). Our primary objective in holding derivatives is to reduce the volatility of earnings and cash flows associated with changes in foreign currency. Derivative financial instruments are held solely as risk management tools and not for trading or speculative purposes. These transactions are designated and accounted for as cash flow hedges in accordance with applicable accounting guidance.

At February 28, 2010, the notional principal and fair value of foreign exchange contracts to purchase Euros with U.S. dollars were €X million and $X million, respectively. The notional principal and fair value of foreign exchange contracts to purchase British Pound Sterling with U.S. dollars were £X million and $X million, respectively, at February 28, 2010. At August 31, 2009, the notional principal and fair value of foreign exchange contracts to purchase Euros with U.S. dollars were €7.9 million and $0.4 million, respectively. The notional principal and fair value of foreign exchange contracts to purchase British Pound Sterling with U.S. dollars were £9.9 million and $0.7 million, respectively, at August 31, 2009.

Using a sensitivity analysis based on estimated fair value of outstanding foreign currency forward contracts using available forward rates, if the U.S. dollar had been 10% weaker at February 28, 2010, the fair value of outstanding foreign currency forward contracts would have increased $X million, which would have had an immaterial impact on our results. Such a change in fair value of our financial instruments would be substantially offset by gains from the settlement of the underlying positions hedged. The analysis covered all of our open foreign currency hedging contracts. Had we not had any hedges in place in fiscal 2010, a hypothetical 10% weaker U.S. dollar against all foreign currencies would result in a decrease in operating income by $X million over the next twelve months. A hypothetical 10% weaker U.S. dollar against all foreign currencies from the quoted foreign currency exchange rates at February 28, 2010 would increase the fair value of total assets and equity by $X million.”

Equity Price Risk, page 40

5.	We note your disclosures provide a general discussion of the equity and foreign currency markets. The purpose of market risk disclosures is to clarify and quantify your exposure to market risk associated with activities in financial instruments. Tell us how you considered the guidance in the General Instructions to Paragraphs 305(a) and 305(b) of Item 305 of Regulation S-K in preparing you equity price risk disclosures.

Response:

The Company defines equity price risk as the risk that significant declines in the major equity indices would cause clients to exit the industry or delay, cancel or reduce any planned expenditures for integrated financial information and analytical applications software to support the global investment community. The Company disclosed there was a 15% decline in the major equity indices since the beginning of its 2009 fiscal year, but is unable to directly quantify this impact on revenues. Equity price risk (as defined by significant declines in the equity indices leading to the potential decrease in client subscriptions) may negatively impact the Company’s results of operations, but the Company can not disclose a dollar amount because there is a not a direct one for one correlation. The Company believes that disclosure of this general market risk is important to the reader of the consolidated financial statements.

FactSet acknowledges the Staff’s comments regarding equity price risk disclosure and, in future filings, the Company will update its market risk disclosures under Item 7A (for annual reports) and under Item 3A (for quarterly reports) to only clarify and quantify its exposure to market risk associated with activities in financial instruments. Disclosure of the risks associated with general market conditions will be within the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.

In addition, as of August 31, 2009 the Company did not have any exposure to equity risk associated with activities in financial instruments because FactSet did not hold any equity investments.

Exhibits and Financial Statement Schedules, page 78

6.	Please advise why you have not filed (or incorporated by reference) your letter agreement with Mr. Walsh as an exhibit. See Item 601(b)(10)(iii) of Regulation S-K.

Response:

The Company respectfully advises the Staff that the letter agreement with Mr. Walsh was filed on April 11, 2005 as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the period ending February 28, 2005. In addition, since the letter agreement with Mr. Walsh was not discussed in the fiscal 2009 Annual Report on Form 10-K, the agreement was not filed as an exhibit or incorporated by reference. In future filings, the Company is willing to continue to file the letter agreement as an exhibit should the Staff so request.

*    *    *    *    *

In connection with the Company’s responses, it acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or require more information, please contact me (203) 810-1586; mnicolelli@factset.com or Rachel R. Stern, the Company’s General Counsel and Secretary at (203) 810-1813; rstern@factset.com.

Sincerely,

/s/ MAURIZIO NICOLELLI

Maurizio Nicolelli

Senior Vice President and Director of Finance

(Principal Financial Officer)

cc:	Ryan Rohn, Staff Accountant, United States Securities and Exchange Commission

Matthew Crispino, Staff Attorney, United States Securities and Exchange Commission

Philip A. Hadley, Chief Executive Officer, FactSet Research Systems Inc.

Rachel Stern, General Counsel and Secretary, FactSet Research Systems Inc.

Matthew McNulty, Controller, FactSet Research Systems Inc.